

<u>**Via U.S. Mail and Fax (732-452-9726)**</u>
Mr. Ya Li
Chief Financial Officer
Techedge, Inc.
33Wood Avenue South, 7F
Iselin, New Jersey

      RE: **Techedge, Inc.**
            Form 10-KSB for the fiscal year ended December 31, 2004

            Form 10-QSB for the quarterly period ended June 30, 2005
            File No. 000-50005

Dear Mr. Li:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director